SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYERS' ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE 137th

ORDINARY BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME: June 13, 2012, at 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

  Presentation of the Financial Statements related to the first quarter of 2012;
  Authorization of the conversion of the “minimum mandatory dividends payable” account of the wholly-owned subsidiary Copel Telecomunicações S.A. in the amount of R$22,642,358.05 into the Advance for Future Capital Increase (AFAC) and conversion of  AFAC remaining balance in the amount of R$45,642,358.05 into capital stock, after approval of the Paraná Government Management Committee, pursuant to article 12 of the State Decree 1198/2011;
  Approval and authorization of Copel’s representatives appointed to associated and/or controlled companies;
  Approval of the Board of Directors’ Time and Discussion Topics Monitoring Report; and
  Presentation of information about the Brazilian Electric Sector and Copel’s participation in the Transmission Auction 005/2012 of the National Electric Power Agency (ANEEL).

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary, JOSÉ RICHA FILHO, NEY AMILTON CALDAS FERREIRA, PAULO PROCOPIAK DE AGUIAR, PEDRO LUIZ CERIZE, FABIANO BRAGA CÔRTES, CARLOS HOMERO GIACOMINI and NILTON CAMARGO COSTA.

The full version of the Minutes of Copel’s 137th Ordinary Board of Director’s Meeting was drawn up in the Company’s Book no. 06, registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.